

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 27, 2009

<u>VIA U.S. MAIL</u>

Mr. Donald A. Colvin
Executive Vice President and Chief Financial Officer
ON Semiconductor Corporation
5005 East McDowell Road
Phoenix, Arizona 85008

> **Re: ON Semiconductor Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-30419**

Dear Mr. Colvin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief